Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Cash Flow Statement
For the period ending December 31, 2019 and December 31, 2018
Unaudited

	2018	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (66,223)	$ (43,078)
(Increase) Decrease in:		
Inventory	(499)	3,348
Prepaid Expenses	7,470	210
Increase (Decrease) in:		
Accounts Payable	86	2,268
Other Liabilities	11,433	2,028
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(47,733)	(35,223)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOW FROM FINANCING ACTIVITIES:		
Issuance of Common Stock	-	-
Net Proceeds From Third-Parties	13,441	(5,987)
Net Proceeds from Related Parties	34,650	47,500
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	48,091	41,513
NET INCREASE (DECREASE) IN CASH	358	6,290
CASH AT THE BEGINNING OF THE YEAR	12,007	5,717
CASH AT THE END OF THE YEAR	$ 12,365	$ 12,007